                            LUFKIN INDUSTRIES, INC.
                                  P.O. BOX 849
                                601 SOUTH RAGUET
                              LUFKIN, TEXAS 75902

                                PROXY STATEMENT

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GENERAL INFORMATION

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  The accompanying proxy is solicited by the Board of Directors of Lufkin
Industries, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held on May 7, 1997, and any adjournments thereof. The annual meeting will be held at 9:00 a.m. Lufkin Time, at the Museum of East Texas, 503 North Second, Lufkin, Texas. When such proxy is properly executed and returned, the shares it represents will be voted at the meeting in accordance with the directions noted thereon; or if no direction is indicated, it will be voted in favor of the proposals set forth in the notice attached hereto. Any shareholder giving a proxy has the power to revoke it by oral or written notice to the Secretary of the Company at any time before it is voted.

  A shareholder entitled to vote for the election of directors can withhold authority to vote for all nominees for directors or can withhold authority to vote for certain nominees for directors. Abstentions from either the proposal to elect directors or the proposal to approve the appointment of independent certified public accountants are treated as votes against the particular proposal. Broker non-votes on any of such matters are treated as shares as to which voting power has been withheld by the beneficial holders of those shares and, therefore, as shares not entitled to vote on the proposal as to which there is the broker non-vote.

  The cost of solicitation of these proxies will be borne by the Company. In addition to solicitation by mail, certain directors, officers, and regular employees of the Company may solicit proxies by telephone and personal interview.

  The approximate date on which this Proxy Statement will first be sent to shareholders is April 7, 1997.

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VOTING SECURITIES

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  At the close of business on March 31, 1997, which is the record date for the determination of shareholders of the Company entitled to receive notice of and to vote at the annual meeting or any adjournments thereof, the Company had outstanding 6,544,808 shares of common stock, $1.00 par value (the "Common Stock"). Each share of Common Stock is entitled to one vote upon each of the matters to be voted on at the meeting.

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PROPOSAL 1. ELECTION OF DIRECTORS

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  The Board of Directors has nominated and urges you to vote FOR the election of the three directors who have been nominated to serve a three-year term of office in the 2000 class of directors. Proxies solicited hereby will be so voted unless shareholders specify otherwise in their proxies. The affirmative vote of the holders of a majority of the Common Stock present in person or by proxy at the meeting and entitled to vote is required for approval of this Proposal.

  The Company's Fourth Restated Articles of Incorporation (the "Articles") divide the Board of Directors, with respect to terms of office, into three classes, designated as Class I, Class II and Class III. Each class of directors is to be elected to serve a three-year term and is to consist of, as nearly as possible, one-third of the members of the entire Board. In accordance with the Company's Bylaws, the Company's Board of Directors is currently fixed at 11 members.

  The term of office of each of the Class III Directors expires at the time of the 1997 Annual Meeting of Shareholders, or as soon thereafter as their successors are elected or qualified. Mr. Henderson, Mr. Kurth, and Mr. Little have been nominated to serve an additional three-year term as Class III Directors. Each of the nominees has consented to be named in this Proxy Statement and to serve as a director, if elected.

  It is intended that the proxies solicited hereby will be voted FOR the election of the nominees for director listed below, unless authority to do so has been withheld. If, at the time of the 1997 Annual Meeting of Shareholders, any of the nominees should be unable or decline to serve, the discretionary authority provided in the proxy will be used to vote for a substitute or substitutes designated by the Board of Directors. The Board of Directors has no reason to believe that any substitute nominee or nominees will be required.

DIRECTORS AND NOMINEES FOR DIRECTOR

  The nominees for Class III Directors, if elected, whose term of office as directors will expire in 2000, and certain additional information with respect to each of them, are as follows:

    Simon W. Henderson, III, manager of his own investments. Age 63. Mr. Henderson has been a director of the Company since 1971 and currently serves as a member of the Compensation Committee, the Executive Committee and the Nominating Committee.

    Melvin E. Kurth, Jr., manager of his own investments. Age 66. Mr. Kurth has been a director of the Company since 1968 and currently serves as a member of the Audit Committee and the Nominating Committee.

    W. T. Little, a self-employed management consultant. Age 63. He became a director of the Company in 1968.

  The Class I Directors, whose present term of office as directors will continue after the meeting and expire in 1998, and certain additional information with respect to each of them, are as follows:

    Bob H. O'Neal, President and a Director of Stewart & Stevenson Services, Inc. Age 62. Mr. O'Neal became a director in 1992 and currently serves on the Compensation Committee and the Nominating Committee. In May 1995, an indictment was returned by a Federal Grand Jury accusing Stewart & Stevenson Services, Inc., a former consultant and four of its employees, including

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

  Mr. O'Neal, of one count of major fraud against the United States, four counts of false statements and one count of conspiracy to commit major fraud, make false statements and interfere with the administration of a foreign military sale. Mr. O'Neal is currently on administrative leave from his duties at Stewart & Stevenson Services, Inc.

    Frank B. Stevenson, formerly Chairman of the Board, President and Chief Executive Officer of the Company. Age 69. He became a director of the Company in 1983 and currently serves on the Audit Committee.

    H. J. Trout, Jr., manager of his own investments. Age 52. Mr. Trout has been a director of the Company since 1980 and serves as a member of the Executive Committee and the Nominating Committee.

    Thomas E. Wiener, attorney. Age 56. Mr. Wiener became a director of the Company in 1987 and currently serves on the Audit Committee and the Executive Committee.

  The Class II Directors, whose present term of office as directors will continue after the meeting and expire in 1999, and certain additional information with respect to each of them, are as follows:

    L. R. Jalenak, Jr., formerly Chairman of the Board of Cleo Inc., a Gibson Greetings Company, is a director of Perrigo Company and Dyersburg Corp. He also serves as an Independent Trustee for First Funds (a family of mutual funds). Age 66. Mr. Jalenak has been a director since 1990 and also serves on the Compensation Committee and Audit Committee.

    Henry H. King, President of Henry H. King & Associates. Age 64. Mr. King has been a director since 1990 and also serves on the Executive Committee and the Compensation Committee.

    Douglas V. Smith, President, Chief Executive Officer and Chairman of the Board of the Company. Age 54. Mr. Smith was elected President and Chief Executive Officer of the Company in January 1993 and Chairman of the Board in May 1995. He was also elected as a director in January 1993. He previously served as Vice President--Worldwide Manufacturing for Cooper Oil Tool Division of Cooper Industries (Houston, Texas).

    W. W. Trout, Jr., retired Vice President of the Company. Age 65. Mr. Trout has been a director of the Company since 1968.

    Mr. W. W. Trout, Jr., is the first cousin of H. J. Trout, Jr.

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  The following table reflects the beneficial ownership of the Company's Common
Stock as of December 31, 1996, with respect to (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of the Company's Common Stock; (ii) the directors and nominees for director; (iii) each executive officer named in the Summary Compensation Table; and (iv) the Company's directors and officers as a group.

                                                            NUMBER OF
                           NAME OF                         SHARES OWNED PERCENT
                      BENEFICIAL OWNER                     BENEFICIALLY OF CLASS
                      ----------------                     ------------ --------
   The TCW Group, Inc. (1)................................   374,060       5.5%
   Quest Advisory Corp. (2) ..............................   357,972       5.3
   James W. Barber (3)....................................    10,275         *
   John F. Glick (3)......................................     4,775         *
   C. James Haley, Jr. (3)................................    21,170         *
   Simon W. Henderson, III (3)............................    91,033       1.3
   L. R. Jalenak, Jr. (3).................................     6,400         *
   Henry H. King (3)......................................     7,128         *
   Melvin E. Kurth, Jr. (3)...............................   117,740       1.7
   W. T. Little (3).......................................    74,675       1.1
   Bob H. O'Neal (3)......................................     5,500         *
   Scott H. Semlinger (3).................................    17,770         *
   Douglas V. Smith (3)...................................    61,750         *
   Frank B. Stevenson (3).................................    31,150         *
   H. J. Trout, Jr. (3)...................................   325,184       4.8
   W. W. Trout, Jr. (3)...................................    24,614         *
   Thomas E. Wiener (3)...................................    74,836       1.1
   Directors and officers as a group (20 persons) (3).....   918,615      13.6

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* Indicates ownership of less than one percent of the outstanding shares of
  Common Stock of the Company.

1. Pursuant to a Schedule 13G filed with the Company, The TCW Group, Inc. may be deemed to be controlled by Robert Day.

2. Pursuant to a Schedule 13G filed with the Company, Quest Advisory Corp. may be deemed to be controlled by Charles M. Royce. Mr. Royce disclaims any beneficial ownership of the shares owned by Quest Advisory Corp.

3. Includes shares subject to presently exercisable options.

  Each director and nominee for director listed above possessed sole voting and investment powers as to all the shares listed as being beneficially owned by such person, except Melvin E. Kurth, Jr. who has a limited term interest in the income of 26,712 of the listed shares which are held in trust for the benefit of himself and his sons, H. J. Trout, Jr. who has a remainder interest as to 272,980 of the listed shares which are held in a trust for his mother for which he is trustee and Thomas E. Wiener who shares voting and dispositive powers as to 48,864 of the listed shares.

  The Board of Directors has a standing Audit Committee. The Audit Committee is currently comprised of Messrs. L. R. Jalenak, Jr., M. E. Kurth, Jr., F.B. Stevenson and T. E. Wiener. The Audit Committee's functions include making recommendations concerning the engagement of independent auditors, reviewing with the independent auditors the plan and results of the auditing engagement, reviewing the scope and results of the Company's procedures for internal auditing, reviewing professional services provided by the

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independent auditors, reviewing the independence of the independent auditors, considering the range of audit and nonaudit fees and reviewing the adequacy of the Company's internal accounting controls.

  The Board of Directors also has a standing Compensation Committee which is currently comprised of Messrs. S. W. Henderson, III, L. R. Jalenak, Jr., H. H. King and B. H. O'Neal. The functions performed by the Compensation Committee include: reviewing executive salary and bonus structure; reviewing the Company's stock option plan (and making grants thereunder); setting bonus goals; and approving salary and bonus awards to key executives.

  The Board of Directors also has a standing Nominating Committee which is currently comprised of Messrs. M. E. Kurth, S. W. Henderson III, B. H. O'Neal and H. J. Trout, Jr.

  During 1996, the Audit Committee had two meetings; the Compensation Committee had four meetings; the Executive Committee had one meeting and the Board of Directors had four meetings. During 1996 each continuing member of the Board of Directors attended 75% or more of the meetings of the Board of Directors and the committees of which he was a member.

  During 1996, the directors received $1,000 for each meeting of the Board of Directors and $850 for each committee meeting that they attended in addition to a quarterly payment of $3,000.

  Each director and officer of the Company filed on a timely basis all reports required pursuant to Section 16 of the Securities Exchange Act of 1934.

                                       5

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                      REPORT OF THE COMPENSATION COMMITTEE

  The Compensation Committee of the Board of Directors of Lufkin Industries, Inc. (the "Committee") is pleased to present the 1996 report on executive compensation. This Committee report documents the components of the Company's executive officer compensation program and describes the basis on which the compensation program determinations were made by the Committee with respect to the executive officers of the Company, including the executive officers that are named in the compensation tables. The Committee meets regularly and is comprised entirely of non-employee directors. The duty of the Committee is to review compensation levels of members of management, as well as administer the Company's various incentive plans including its annual bonus plan and its stock option plan. The Committee reviews with the Board of Directors in detail all aspects of compensation for all of the Company's senior officers.

  The Committee has retained the services of a national compensation consulting firm, to assist the Committee in connection with the performance of its various duties. Such firm provides advice to the Committee with respect to how compensation paid by the Company to its senior officers compares to compensation paid by other companies. Members of the Committee review compensation surveys provided by the consulting firm as well as surveys provided by other sources.

EXECUTIVE COMPENSATION PROGRAM PHILOSOPHY

  The design of the Company's executive compensation program is based on three fundamental principles. First, compensation must support the concept of pay for performance, that is, compensation awards are directly related to the financial results of the Company, to increasing shareholders value, and to individual contributions and accomplishments. As a result, much of an executive officer's compensation is "at risk" with annual bonus compensation, at target levels, amounting to approximately 35% of total cash compensation.

  The second principle of the program is that it should offer compensation opportunities competitive with those provided by other comparable industrial companies. It is essential that the Company be able to retain and reward its executives who are critical to the long-term success of the Company's diversified and complex businesses.

  The final principle is that the compensation program must provide a direct link between the long-term interests of the executives and the shareholders. Through the use of stock-based incentives, the Committee focuses the attention of executives on managing the Company from the perspective of an owner with an equity stake.

COMPENSATION PLAN COMPONENTS

  Base Salary. The Committee has established base salary levels for the Company's executive officers that are generally comparable to similar executive positions in companies of similar size and complexity as the Company. The Company obtains comparative salary information from published market surveys and from a national compensation consulting firm. The comparative data is from industrial companies of a comparable size in revenue during this period. The Company's salaries were competitive with the market at the fiftieth percentile in these comparisons. As part of its responsibilities the Committee approves all salary changes for the Company's officers and bases individual salary changes on a combination of factors such as the performance of the executive, salary level relative to the competitive market, the salary increase budget for the Company and the recommendation of the Chief Executive Officer. In accordance with its review process, the Committee approved base salary increases for those officers whose salary level and performance warranted an adjustment. Base salary increases approved for those officers in 1996 averaged 5.5%.

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


  Incentive Compensation. The Company's performance, or that of a division or business unit, as the case may be, for purposes of compensation decisions is measured under the annual bonus plan against goals established at the start of the year by the Committee. In each instance, the goals consisted in most part of making budgeted sales and expense levels, as well as subjective individual performance goals. Such goals were generally met in 1996.

  Chief Executive Officer Compensation. Mr. Smith's base salary for 1996 was $280,000 and his annual bonus was $140,000. These amounts were determined by the Compensation Committee as a part of a four year employment contract that began on January 1, 1995 and will expire on December 31, 1998. Factors that influenced the Committee's recommendation to amend the CEO contract were the Company's improved operating results and the reorganizational plans that were successfully implemented. The amount of Mr. Smith's bonus was predetermined based on the final earnings per share of the Company. The maximum amount of bonus that could have been paid to Mr. Smith under the bonus arrangement was $140,000. The Committee believes that the contract is competitive and that the employment contract is critical to attract and retain the best qualified executives.

  Stock Options. During 1996, the Committee also made stock option grants to the CEO and to each of the senior officers of the Company. Each of those officers received stock options which were based on his responsibilities and relative position in the Company. In 1996, 48,600 shares of stock options were granted to the Company's officers which compares to 37,700 shares granted to officers in 1995. Of the options granted to officers, 16,000 shares of stock options were granted to Mr. Smith in 1996 compared to 15,000 shares granted to him in 1995. The number of options granted is determined as a percentage of each officer's salary. The increase in options granted from 1995 to 1996 is due to increases in the officers' salaries. The Committee's policy is to make stock option grants annually and for the purpose of tying a portion of the employees compensation to the long-term performance of the Company's Common Stock. By making such grants, the Committee feels that these grants help senior officers' interests coincide with those of the shareholders.

  No member of the Committee is a former or current officer or employee of the Company or any of its subsidiaries. The following members of the Compensation Committee have delivered the foregoing report.

  H. H. King, Chairman
  S. W. Henderson, III
  L. R. Jalenak, Jr.
  B. H. O'Neal

  The foregoing report and the performance graph and related description included in this proxy statement shall not be deemed to be filed with the Securities and Exchange Commission except to the extent the Company specifically incorporates such items by reference into a filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

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


PERFORMANCE GRAPH

  The following performance graph compares the performance of the Company's common stock to the NASDAQ Market Value Index and to the Media General Oilfield Services Index (which includes the Company) for the last five years. The graph assumes that the value of the investment in the Company's common stock and each index was $100 at December 31, 1991.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN



                                                     DECEMBER 31,
                                        ---------------------------------------
                                        1991  1992   1993   1994   1995   1996
                                        ---- ------ ------ ------ ------ ------
     Lufkin Industries, Inc. .......... 100   79.34  73.86  79.65 100.51 114.47
     Media General Oilfield Services
      Index............................ 100   99.65 116.32 103.98 153.69 227.84
     NASDAQ Market Value Index......... 100  100.98 121.13 127.17 164.96 204.98

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


EXECUTIVE COMPENSATION

  The following table sets forth information with respect to the Chief Executive Officer and the four most highly compensated executive officers of the Company as to whom the total annual salary and bonus for the year ended December 31, 1996, exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                 LONG-TERM
                                                COMPENSATION
              ANNUAL COMPENSATION                  AWARDS
----------------------------------------------- ------------
                                                   STOCK
   NAME AND PRINCIPAL                             OPTIONS       ALL OTHER
        POSITION         YEAR  SALARY  BONUS(1)   (SHARES)   COMPENSATION(2)
   ------------------    ---- -------- -------- ------------ ---------------
Douglas V. Smith........ 1996 $280,000 $140,000    16,000        $17,250
 President and           1995  255,000  100,000    15,000         13,786
 Chief Executive Officer 1994  225,000   50,000        --         12,590
John F. Glick........... 1996  147,616   34,740     3,500          8,869
 Vice President          1995  140,811   47,650     3,500          6,453
James W. Barber......... 1996  125,762   40,000     3,500          8,822
 Vice President          1995  118,545   54,000     3,500          7,481
                         1994   95,153   45,000     4,000          5,404
Scott H. Semlinger...... 1996  131,960   22,825     3,500          7,413
 Vice President          1995  124,008   31,255     3,500          6,381
                         1994  113,136   17,000     4,000          5,926
C. James Haley, Jr...... 1996  113,754   34,355     2,800          6,858
 Secretary-Treasurer     1995  112,020   36,700     2,800          5,157
                         1994  106,272       --     4,000          5,850

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(1) Annual bonus amounts are earned and accrued during the years indicated, and paid in the first quarter of the following year.
(2) The All Other Compensation consists of the Company's contribution to the Thrift Plan.

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